QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
CIDCO INCORPORATED (Name of Issuer)
COMMON STOCK, $.01 par value per share (Title of Class of Securities)
171768104 (CUSIP Number)
EarthLink, Inc. 1375 Peachtree St. Atlanta, GA 30309 404-287-0770 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
With Copies to:
W. Tinley Anderson III, Esq. Hunton & Williams 600 Peachtree Street, N.E., Suite 4100 Atlanta, GA 30308-2216 Telephone (404) 888-4000
October 17, 2001 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

CUSIP No. 171768104	13D	Page 2 of 16

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EarthLink, Inc. 58-2511877

(2)	CHECK THE APPROPRIATE BOX IF A	(a)	/x/
	MEMBER OF A GROUP	(b)	/ /

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) / /

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		(7)	SOLE VOTING POWER
0

		(8)	SHARED VOTING POWER
1,774,253

		(9)	SOLE DISPOSITIVE POWER
0

		(10)	SHARED DISPOSITIVE POWER
1,774,253

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,774,253

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.6%

(14)	TYPE OF REPORTING PERSON
CO

CUSIP No. 171768104	13D	Page 3 of 16

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Paul G. Locklin

(2)	CHECK THE APPROPRIATE BOX IF A	(a)	/x/
	MEMBER OF A GROUP	(b)	/ /

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) / /

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		(7)	SOLE VOTING POWER
1,213,208

		(8)	SHARED VOTING POWER
1,774,253

		(9)	SOLE DISPOSITIVE POWER
1,213,208

		(10)	SHARED DISPOSITIVE POWER
1,774,253

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,774,253

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.6%

(14)	TYPE OF REPORTING PERSON
IN

CUSIP No. 171768104	13D	Page 4 of 16

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Richard D. Kent

(2)	CHECK THE APPROPRIATE BOX IF A	(a)	/x/
	MEMBER OF A GROUP	(b)	/ /

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) / /

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		(7)	SOLE VOTING POWER
161,589

		(8)	SHARED VOTING POWER
1,774,253

		(9)	SOLE DISPOSITIVE POWER
161,589

		(10)	SHARED DISPOSITIVE POWER
1,774,253

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,774,253

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.6%

(14)	TYPE OF REPORTING PERSON
IN

CUSIP No. 171768104	13D	Page 5 of 16

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
William A. Sole

(2)	CHECK THE APPROPRIATE BOX IF A	(a)	/x/
	MEMBER OF A GROUP	(b)	/ /

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) / /

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		(7)	SOLE VOTING POWER
217,745

		(8)	SHARED VOTING POWER
1,774,253

		(9)	SOLE DISPOSITIVE POWER
217,745

		(10)	SHARED DISPOSITIVE POWER
1,774,253

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,774,253

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.6%

(14)	TYPE OF REPORTING PERSON
IN

CUSIP No. 171768104	13D	Page 6 of 16

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Robert Lee

(2)	CHECK THE APPROPRIATE BOX IF A	(a)	/x/
	MEMBER OF A GROUP	(b)	/ /

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) / /

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		(7)	SOLE VOTING POWER
25,000

		(8)	SHARED VOTING POWER
1,774,253

		(9)	SOLE DISPOSITIVE POWER
25,000

		(10)	SHARED DISPOSITIVE POWER
1,774,253

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,774,253

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.6%

(14)	TYPE OF REPORTING PERSON
IN

CUSIP No. 171768104	13D	Page 7 of 16

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Marv Tseu

(2)	CHECK THE APPROPRIATE BOX IF A	(a)	/x/
	MEMBER OF A GROUP	(b)	/ /

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) / /

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		(7)	SOLE VOTING POWER
25,000

		(8)	SHARED VOTING POWER
1,774,253

		(9)	SOLE DISPOSITIVE POWER
25,000

		(10)	SHARED DISPOSITIVE POWER
1,774,253

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,774,253

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.6%

(14)	TYPE OF REPORTING PERSON
IN

CUSIP No. 171768104	13D	Page 8 of 16

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
John Floisand

(2)	CHECK THE APPROPRIATE BOX IF A	(a)	/x/
	MEMBER OF A GROUP	(b)	/ /

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) / /

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		(7)	SOLE VOTING POWER
25,000

		(8)	SHARED VOTING POWER
1,774,253

		(9)	SOLE DISPOSITIVE POWER
25,000

		(10)	SHARED DISPOSITIVE POWER
1,774,253

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,774,253

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.6%

(14)	TYPE OF REPORTING PERSON
IN

CUSIP No. 171768104	13D	Page 9 of 16

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ernest K. Jacquet

(2)	CHECK THE APPROPRIATE BOX IF A	(a)	/x/
	MEMBER OF A GROUP	(b)	/ /

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) / /

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		(7)	SOLE VOTING POWER
37,711

		(8)	SHARED VOTING POWER
1,774,253

		(9)	SOLE DISPOSITIVE POWER
37,711

		(10)	SHARED DISPOSITIVE POWER
1,774,253

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,774,253

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.6%

(14)	TYPE OF REPORTING PERSON
IN

CUSIP No. 171768104	13D	Page 10 of 16

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
J&R Investment Management Company 04-3426084

(2)	CHECK THE APPROPRIATE BOX IF A	(a)	/x/
	MEMBER OF A GROUP	(b)	/ /

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) / /

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		(7)	SOLE VOTING POWER
69,000

		(8)	SHARED VOTING POWER
1,774,253

		(9)	SOLE DISPOSITIVE POWER
69,000

		(10)	SHARED DISPOSITIVE POWER
1,774,253

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,774,253

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

(14)	TYPE OF REPORTING PERSON

  Item 1.  Security and Issuer.

    The class of equity securities to which this statement relates is the common stock, $.01 par value per share (the "Shares") of Cidco Incorporated, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 220 Cochrane Circle, Morgan Hill, CA 95037.

  Item 2.  Identity and Background.

    (a) - (c) and (f) The names of the persons filing this statement are John Floisand, Ernest Jacquet, Richard Kent, Robert Lee, Paul Locklin, William Sole, Marv Tseu and J&R Investment Management Co. (the "Issuer Shareholders") and EarthLink, Inc. and the officers and directors of EarthLink, Inc. listed on Appendix A, collectively with the Issuer Shareholders hereinafter sometimes referred to as the "Reporting Persons".

    See Appendix B for the state of organization, principal business, address of principal business, and address of principal office of EarthLink, Inc. and J&R Investment Management Co.

    See Appendix A and B for the name, business address, present principal occupation or employment and name, principal business and address of corporation and citizenship of the individual Reporting Persons.

    This Schedule 13D relates to agreements entered into in connection with the offer by EarthLink Acquisition Sub, Inc. ("Offeror"), a Delaware corporation and wholly-owned subsidiary of EarthLink, Inc., a Delaware corporation, to purchase all of the Shares of the Issuer (the "Offer").

    Any Shares not acquired through the Offer will be acquired by merger (the "Merger") pursuant to the Agreement and Plan of Merger, dated October 17, 2001, among Offeror, EarthLink, Inc. and Issuer (the "Merger Agreement") provided certain conditions are met. To induce Offeror to make the Offer and enter into the Merger Agreement, the Issuer Shareholders each entered into an individual Agreement to Vote and Tender, dated October 17, 2001 with EarthLink, Inc. The agreements obligate the Issuer Shareholders to tender all of the Shares they own in the Offer and to vote those Shares in favor of the Merger between Offeror and Issuer, and any transactions related thereto. The Issuer Shareholders may be deemed to be part of a group with respect to the Agreements to Vote and Tender. EarthLink, Inc. may be deemed to be a part of such group with respect to the Agreements to Vote and Tender, and thus may be viewed as sharing voting and dispositive power, and beneficially owning all the Shares owned by the Issuer Shareholders.

    (d) - (e)During the last five years, none of the Reporting Persons were convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or State securities laws or finding any violations with respect to such laws.

  Item 3.  Source and Amount of Funds or Other Consideration.

    Offeror expects the amount of funds required to purchase all of the outstanding Shares pursuant to the Offer to be collectively approximately $5 million plus related fees and expenses. The source of funds will be a capital contribution from Offeror's parent, Earthlink, Inc. EarthLink, Inc. will contribute the funds from its cash or cash equivalent holdings. Neither the Offeror nor EarthLink, Inc. will borrow funds in connection with the Offer.

  Item 4.  Purpose of Transaction.

    The purpose of the Offer is for the Offeror to acquire control of, and the entire equity interest in, the Issuer. Upon consummation of the Offer and Merger, Issuer will be a wholly-owned subsidiary of EarthLink, Inc.

  Item 5.  Interest in Securities of the Issuer.

(a)	See Rows 11 and 13 of the Cover Pages.
(b)
See Rows 7 through 10 of the Cover Pages. Each of the Reporting Persons has, together with the other Reporting Persons, the shared power to vote or direct the vote and the shared power to dispose or to direct the disposition of the Shares reported by it or him in Item 5(a).
(c)
In addition to the Agreements to Vote and Tender described in Item 2, EarthLink, Inc. entered into a Stock Option Agreement, dated October 17, 2001, among EarthLink, Inc. and the Issuer, pursuant to which EarthLink, Inc. has the option to purchase up to 19.9% of the Shares if under certain circumstances the Merger Agreement is terminated or the shareholders do not approve the Merger.
(d)
To the best knowledge of any of the Reporting Persons, no person other than the Issuer Shareholders has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Shares reported in Item 5(a).
(e)	Not applicable.

  Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

    See Item 2 and Item 5(c).

  Item 7.  Material to be Filed as Exhibits.

    The following documents are being filed as exhibits to this statement and are incorporated herein by reference:

(1)	Not applicable.
(2)	Agreement and Plan of Merger dated October 17, 2001, as amended, by and among EarthLink Acquisition Sub, Inc., EarthLink, Inc. and Cidco Incorporated.
(3)(a)	Form of Agreement to Vote and Tender (Individual), dated October 17, 2001, by and among EarthLink, Inc. and certain shareholders of Cidco Incorporated.
(3)(b)	Form of Agreement to Vote and Tender (Entity), dated October 17, 2001, by and among EarthLink, Inc. and certain stockholders of Cidco Incorporated.
(3)(c)	Stock Option Agreement, dated October 17, 2001, by and among EarthLink, Inc. and Cidco Incorporated.
99.1	Joint Filing Agreement, dated October 29, 2001, by and among EarthLink, Inc. and certain stockholders of Cidco Incorporated.

SIGNATURE

    After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:	October 29, 2001	By:	/s/ JOHN FLOISAND John Floisand
Date:	October 29, 2001	By:	/s/ ERNEST JACQUET Ernest Jacquet
Date:	October 29, 2001	By:	/s/ RICHARD KENT Richard Kent
Date:	October 29, 2001	By:	/s/ ROBERT LEE Robert Lee
Date:	October 29, 2001	By:	/s/ PAUL LOCKLIN Paul Locklin
Date:	October 29, 2001	By:	/s/ WILLIAM SOLE William Sole
Date:	October 29, 2001	By:	/s/ MARV TSEU Marv Tseu
J&R INVESTMENT MANAGEMENT CO.
Date:	October 29, 2001	By:	/s/ ERNEST JACQUET Name: Ernest Jacquet Title: Managing Member
EARTHLINK, INC.
Date:	October 29, 2001	By:	/s/ SAMUEL R. DESIMONE, JR. Name: Samuel R. DeSimone, Jr. Title: Executive Vice President, General Counsel and Secretary

[Schedule 13D]

Appendix A

    The following is a list of the name and position of each of the officers and directors of EarthLink, Inc., an Internet service provider. The business address of each of the officers and directors and the address of EarthLink, Inc.'s principal business is: 1375 Peachtree Street, 7 North, Atlanta, GA 30309. All of the officers and directors are United States citizens.

Sky D. Dayton	Chairman of the Board of Directors
Charles G. Betty	Chief Executive Officer and Director
Michael S. McQuary	President and Director
Austin M. Beutner	Director
Marce Fuller	Director
Robert M. Kavner	Director
Linwood A. Lacy, Jr.	Director
Robert M. Metcalfe	Director
Lee Adrean	Executive Vice President and Chief Financial Officer
Linda Beck	Executive Vice President, Operations
Carter Calle	Executive Vice President, Call Center Operations
Samuel R. DeSimone, Jr.	Executive Vice President, General Counsel and Secretary
Karen Gough	Executive Vice President, Marketing
William S. Heys	Executive Vice President, Business Development and Business Services
Jon M. Irwin	Executive Vice President, Member Experience
Michael C. Lunsford	Executive Vice President, Broadband Services
Veronica J. Murdock	Executive Vice President, Acquisitions and Integrations
Gregory J. Stromberg	Executive Vice President, Employee Services
Lance Weatherby	Executive Vice President, EarthLink Everywhere
Brinton O. C. Young	Executive Vice President, Marketing and Corporate Strategy

Austin M. Beutner is the President of Evercore Partners, Inc., a private equity and venture capital investment company.

Marce Fuller is the President, Chief Executive Officer and director of Mirant, a marketer of power and natural gas.

Robert M. Kavner is a general partner in Idealab, a business development incubator for internet companies.

Robert M. Metcalfe is a venture partner with Polaris Venture Partners, specializing in information technology start-ups.

Appendix B

    J&R Investment Management Co. is incorporated in Delaware and is an investment management company. The address of its principal business and principal office is 200 State Street, Eighth Floor, Boston, MA 02109.

    EarthLink, Inc. is incorporated in Delaware and is an Internet service provider. The address of its principal business and principal office is 1375 Peachtree Street, 7 North, Atlanta, GA 30309.

    Paul G. Locklin is Chairman of the Board and President and Chief Executive Officer of the Issuer, a personal internet communications product provider. His business address and the address of the Issuer is 220 Cochrane Circle, Morgan Hill, CA 95037. He is a United States citizen.

    Richard D. Kent is the Vice President of Finance, Chief Financial Officer, Chief Operating Officer and Corporate Secretary of the Issuer, a personal internet communications product provider. His business address and the address of the Issuer is 220 Cochrane Circle, Morgan Hill, CA 95037. He is a United States citizen.

    William A. Sole is the Executive Vice President of World Sales and Marketing of the Issuer, a personal internet communications product provider. His business address and the address of the Issuer is 220 Cochrane Circle, Morgan Hill, CA 95037. He is a United States citizen.

    Robert Lee is a director of the Issuer. His business address and the address of the Issuer is 220 Cochrane Circle, Morgan Hill, CA 95037. He is a United States citizen.

    Marv Tseu is a director of the Issuer and currently on sabbatical. He is a United States citizen.

    John Floisand is a director of the Issuer and Chief Executive Officer of Rogue Wave Software, a software business and consulting company. His business address and the address of Rogue Wave Software is 5500 Flatiron Parkway, Boulder, CO 80301. He is a British citizen.

    Ernest Jacquet is a director of the Issuer and the Managing Partner of Parthenon Capital, a private equity firm which invests in middle market companies. His business address and the address of Parthenon Capital is 200 State Street, Eighth Floor, Boston, MA 02109. He is a United States citizen.

EXHIBIT INDEX

Exhibit Number	Exhibit
Exhibit 2	Agreement and Plan of Merger, dated October 17, 2001, as amended, by and among EarthLink Acquisition Sub, Inc., EarthLink, Inc. and Cidco Incorporated.
Exhibit 3(a)	Form of Agreement to Vote and Tender (Individual), dated October 17, 2001, by and among EarthLink, Inc. and certain shareholders of Cidco Incorporated.
Exhibit 3(b)	Form of Agreement to Vote and Tender (Entity), dated October 17, 2001, by and among EarthLink Acquisition Sub, Inc., EarthLink, Inc. and certain stockholders of Cidco Incorporated (Entity).
Exhibit 3(c)	Stock Option Agreement, dated October 17, 2001, by and among EarthLink, Inc. and Cidco Incorporated.
Exhibit 99.1	Joint Filing Agreement, dated October 29, 2001, by and among EarthLink Acquisition Sub, Inc., EarthLink, Inc. and certain stockholders of Cidco Incorporated.

QuickLinks

SIGNATURE
Appendix A
Appendix B
EXHIBIT INDEX